

Mail Stop 3030

June 20, 2017

<u>Via E-mail</u>
Patrick McClymont
Chief Financial Officer and Executive Vice President
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario
Canada L5K 1B1

      Re: **IMAX Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed February 23, 2017
               File No. 001-35066

Dear Mr. McClymont:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Martin James

      Martin James
      Senior Assistant Chief Accountant
      Office of Electronics and Machinery